Exhibit 99.2

Third Quarter 2020

Management's Discussion and Analysis

Franco Nevada
The GOLD Investment that WORKS

Franco
Nevada
Franco
Nevada
Franco
Nevada

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) of financial position and results of operations of Franco-Nevada Corporation (“Franco-Nevada”, the “Company”, “we” or “our”) has been prepared based upon information available to Franco-Nevada as at November 4, 2020 and should be read in conjunction with Franco-Nevada’s unaudited condensed consolidated financial statements and related notes as at and for the three and nine months ended September 30, 2020 and 2019. The unaudited condensed consolidated financial statements and this MD&A are presented in U.S. dollars and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of condensed interim financial statements, including IAS 34, Interim Financial Reporting.

Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Readers are encouraged to read the “Cautionary Statement on Forward-Looking Information” at the end of this MD&A and to consult Franco-Nevada’s unaudited consolidated financial statements for the three and nine months ended September 30, 2020 and 2019 and the corresponding notes to the financial statements which are available on our website at www.franco-nevada.com, on SEDAR at www.sedar.com and on Form 6-K filed with the United States Securities and Exchange Commission on EDGAR at www.sec.gov.

Additional information related to Franco-Nevada, including our Annual Information Form and Form 40-F, are available on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov, respectively. These documents contain descriptions of certain of Franco-Nevada’s producing and advanced royalty and stream assets, as well as a description of risk factors affecting the Company. For additional information, please see our website at www.franco-nevada.com.

Table of Contents

3	Overview
4	Strategy
5	Highlights
7	Guidance
8	Market overview
9	Selected financial information
10	Revenue by asset
11	Review of quarterly financial performance
14	Review of year-to-date financial performance
18	Impairments of royalties, stream and working interests
19	General and administrative expenses
20	Other income and expenses
21	Summary of quarterly information
21	Balance sheet review
22	Liquidity and capital resources
26	Critical accounting estimates
27	Outstanding share data
27	Internal control over financial reporting and disclosure controls and procedures
28	Non-IFRS financial measures
31	Cautionary statement on forward-looking information
Abbreviations used in this report

The following abbreviations may be used throughout this MD&A:

Abbreviated Definitions
Periods under review		Interest types		Measurement
"YTD/2020"	The nine-month period ended September 30, 2020	"NSR"	Net smelter return royalty	"GEO"	Gold equivalent ounces
"YTD/2019"	The nine-month period ended September 30, 2019	"GR"	Gross royalty	"PGM"	Platinum group metals
"Q3/2020"	The three-month period ended September 30, 2020	"ORR"	Overriding royalty	"oz"	Ounce
"Q2/2020"	The three-month period ended June 30, 2020	"GORR"	Gross overriding royalty	"oz Au"	Ounce of gold
"Q1/2020"	The three-month period ended March 31, 2020	"FH"	Freehold or lessor royalty	"oz Ag"	Ounce of silver
"Q4/2019"	The three-month period ended December 31, 2019	"NPI"	Net profits interest	"oz Pt"	Ounce of platinum
"Q3/2019"	The three-month period ended September 30, 2019	"NRI"	Net royalty interest	"oz Pd"	Ounce of palladium
		"WI"	Working interest	"LBMA"	London Bullion Market Association
Places and currencies				"bbl"	Barrel
"U.S."	United States			"boe"	Barrels of oil equivalent
"$" or "USD"	United States dollars			"WTI"	West Texas Intermediate
"C$" or "CAD"	Canadian dollars			"mcf"	Thousand cubic feet
"A$" or "AUD"	Australian dollars

2020 Third Quarter Management’s Discussion and Analysis	2

For definitions of the various types of agreements, please refer to our most recent Annual Information Form filed on SEDAR at www.sedar.com or our Form 40-F filed on EDGAR at www.sec.gov.

Overview

Franco-Nevada is the leading gold-focused royalty and streaming company with the largest and most diversified portfolio of royalties and streams by commodity, geography, revenue type and stage of project.  The portfolio is actively managed to maintain a focus on precious metals (gold, silver and PGM) and a diversity of revenue sources with a target of not more than 20% of revenue from Energy (oil, gas and NGLs).

Franco-Nevada Asset Count at November 4, 2020
	Mining	Energy	TOTAL
Producing	51	57	108
Advanced	41	—	41
Exploration	224	24	248
TOTAL	316	81	397

Franco-Nevada’s shares are listed on the Toronto and New York stock exchanges under the symbol FNV.  An investment in Franco-Nevada’s shares is expected to provide investors with yield and exposure to commodity price and exploration optionality while limiting exposure to many of the risks of operating companies. Since its initial public offering over twelve years ago, Franco-Nevada has increased its dividend annually and its share price has outperformed the gold price and all relevant gold equity benchmarks.

Our aspiration is to make Franco-Nevada the “go to” gold stock for the generalist investor. We believe that our emphasis on minimizing risk, paying dividends and maintaining a strong balance sheet along with high ESG and governance standards is attractive to generalist investors. In a world confronted by political volatility and financial market instability, we believe making Franco-Nevada a lower risk gold investment that pays dividends and has leverage to gold is the right strategy.

Franco-Nevada's Relative Share Price Performance

Over 12 Years of Performance
Franco-Nevada has outperformed both gold equities and gold itself
Chart to October 30, 2020
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FNV (TSX)
Gold Price
S&P/TSX Global Gold Index
FNV IPO: Dec 2007
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Note: FNV (TSX) and S&P/TSX Global Gold Index converted to USD.

2020 Third Quarter Management’s Discussion and Analysis	3

Strategy

Franco-Nevada’s revenue is generated from various forms of agreements, ranging from net smelter return royalties, streams, net profits interests, net royalty interests, working interests and other types of arrangements.

The Company does not operate mines, develop projects or conduct exploration.  Franco-Nevada has a Free Cash Flow generating business with limited future capital commitments and management is focused on managing and growing its portfolio of royalties and streams. The advantages of this business model are:

●	Exposure to commodity price optionality;
●	A perpetual discovery option over large areas of geologically prospective lands;
●	No additional capital requirements other than the initial investment;
●	Limited exposure to many of the risks associated with operating companies;
●	A free cash-flow business with limited cash calls;
●	A high-margin business that can generate cash through the entire commodity cycle;
●	A scalable and diversified business in which a large number of assets can be managed with a small stable overhead; and
●	Management that focuses on forward looking growth opportunities rather than operational or development issues.

Franco-Nevada’s financial results in the short term are primarily tied to the price of commodities and the amount of production from its portfolio of assets. Financial results have also typically been supplemented by acquisitions of new assets.  Over the longer term, results are impacted by the availability of exploration and development capital applied by other companies to expand or extend Franco-Nevada’s producing assets or to advance Franco-Nevada’s advanced and exploration assets into production.

Franco-Nevada has a long-term investment outlook and recognizes the cyclical nature of the industry. Franco-Nevada has operated by maintaining a strong balance sheet so that it can make investments during commodity cycle downturns.

Quarterly Gold Equivalent Ounces and Quarterly Revenue

Quarterly GEO Breakdown
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
133,219
153,396
134,941
104,330
134,817
Other Mining Assets
PGM
Silver
Gold
Q3/2019
Q4/2019
Q1/2020
Q2/2020
Q3/2020
Quarterly Revenue Breakdown
(expressed in millions)
$300
$275
$250
$225
$200
$175
$150
$125
$100
$75
$50
$25
0
$235.7
$258.1
$240.5
$195.4
$279.8
Energy
Other
PGM
Silver
Gold
Q3/2019
Q4/2019
Q1/2020
Q2/2020
Q3/2020
Gold
Silver
PGM
Other Mining Assets
Energy

Franco-Nevada manages its portfolio to maintain a focus on precious metals (gold, silver and PGM) and a diversity of revenue sources with a target of not more than 20% of revenue from Energy (oil, gas and NGLs). In the short term, we may temporarily diverge from the long-term target based on opportunities available. In Q3/2020, 91.9% of revenue was earned from gold and gold equivalents and 8.1% from Energy assets.

One of the strengths of the Franco-Nevada business model is that our business is not generally impacted when producer costs increase as long as the producer continues to operate the underlying asset. During H1/2020, production from some of our assets was impacted by temporary suspension of operations as a result of the COVID-19 pandemic. Royalty and stream payments/deliveries are based on production levels with no adjustments for the operator’s operating costs, with the exception of NPI and NRI royalties, which are based on the profit of the underlying operation. Profit-based royalties accounted for approximately 8.6% of total revenue in YTD/2020.

2020 Third Quarter Management’s Discussion and Analysis	4

Highlights

Financial Update – Q3/2020 vs Q3/2019

●	134,817 GEOs(1) sold in Q3/2020, an increase of 1.2%;
●	$279.8 million in revenue, an increase of 18.7%;
●	$39.1 million, or $290 per GEO sold, in Cash Costs(2) attributable to GEO production, compared to $36.8 million, or $276 per GEO sold;
●	$235.1 million, or $1.23 per share, of Adjusted EBITDA(2), an increase of 21.9% and 19.4%, respectively;
●	84.0% in Margin(2), compared to 81.8%;
●	$153.9 million, or $0.81 per share, in net income, compared to $101.6 million, or $0.54 per share;
●	$152.3 million, or $0.80 per share in Adjusted Net Income(2), an increase of 49.9% and 48.1%;
●	$212.2 million in net cash provided by operating activities, an increase of 24.5%;
●	$466.8 million in cash and cash equivalents at September 30, 2020 with no debt;
●	$1.8 billion in available capital as at September 30, 2020.

Financial Update – YTD/2020 vs YTD/2019

●	374,088 GEOs sold, an increase of 3.0%;
●	$715.7 million in revenue, an increase of 22.1%;
●	$107.6 million, or $288 per GEO sold, in Cash Costs attributable to GEO production, compared to $93.4 million, or $257 per GEO sold;
●	$585.9 million, or $3.09 per share, in Adjusted EBITDA, an increase of 24.2% and 22.6%, respectively;
●	81.9% in Margin, compared to 80.5% in YTD/2019;
●	$149.5 million, or $0.79 per share, in net income, compared to $230.8 million, or $1.23 per share;
●	$353.3 million, or $1.86 per share, in Adjusted Net Income, an increase of 53.1% and 51.2%, respectively;
●	$557.6 million in net cash provided by operating activities, an increase of 28.7%.

Impact of the COVID-19 Pandemic

Franco-Nevada supports measures to address the COVID-19 pandemic. There are no known cases in the Company. Our business development team has developed work-arounds for various due diligence processes.

The Company is closely monitoring the impact of the COVID-19 pandemic on its portfolio of assets. We remain in close contact with many of our operators who are facing increased challenges due to COVID-19. As a result of the COVID-19 pandemic, a number of our operators of our Mining assets announced temporarily reduced or curtailed production in the first half of the year; however, all operations with the exception of Golden Highway have since been restarted. Franco-Nevada has expanded its social commitments during the COVID-19 pandemic, with new programs to support mental health at the communities around Candelaria and water infrastructure for communities around Palmarejo-Guadalupe.

The COVID-19 pandemic along with a number of geopolitical and market factors impacting global energy markets created volatility and a significant decrease in the price of oil and gas in the first half of the year. Oil and gas prices have since rebounded from their lows in April 2020. As a result of reduced production and capital spend by the operators of the Company’s Energy assets, the Company undertook a review of the carrying value of its Energy assets at the end of the first quarter this year and recorded after-tax impairments of $207.4 million ($271.7 million pre-tax) related to its interests in the SCOOP/STACK and Weyburn. Further details are provided in the “Impairment Charges” section of this MD&A.

Franco-Nevada is financially strong, debt-free, and well-positioned to make further investments to grow its diversified portfolio of assets. At September 30, 2020, the Company had working capital of $559.2 million, including cash and cash equivalents of $466.8 million, marketable securities of $146.0 million, and credit facilities of $1.1 billion.

__________________________

1

GEOs include production from our Mining assets and do not include Energy assets. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Silver, platinum, palladium and other mining commodities are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average price for the month, quarter, or year in which the mining commodity was produced or sold. For illustrative purposes, please refer to the average commodity price table on page 11 and 14 of this MD&A for indicative prices which may be used in the calculation of GEOs for the three and nine months ended September 30, 2020 and 2019, respectively.

2

Cash Costs, Adjusted Net Income, Adjusted EBITDA, and Margin are non-IFRS financial measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see the “Non-IFRS Financial Measures” section of this MD&A.

2020 Third Quarter Management’s Discussion and Analysis	5

Significant Portfolio Updates

Additional updates related to our portfolio of assets are available in our News Release issued on November 4, 2020, available on SEDAR at www.sedar.com, and EDGAR at www.sec.gov.

●	Cobre Panama: On October 28, 2020, First Quantum Minerals Ltd. (“First Quantum”) reported that Cobre Panama was back into full production well ahead of schedule. Production guidance for 2020 has been updated by First Quantum. Copper production guidance for 2020 has been increased to 190,000 – 205,000 tonnes. Gold production guidance for 2020 has been increased to 75,000 – 85,000 ounces. Franco-Nevada sold 16,350 GEOs from the asset in Q3/2020.
●	Candelaria: On October 28, 2020, Lundin Mining Corporation (“Lundin Mining”) reported the temporary suspension of operations at Candelaria due to labour strikes by the Candelaria Mine Workers Union and the Candelaria AOS Union. Candelaria guidance was withdrawn by Lundin Mining on October 18, 2020.

Corporate Developments

Amendment of Sabodala Gold Stream Agreement - Senegal

On September 25, 2020, the Company, through a wholly-owned subsidiary, amended its existing Sabodala gold purchase and sale agreement with Teranga Gold Corporation (“Teranga”) to compensate the Company for displacement that will be caused by the processing of Massawa ore through the Sabodala processing facilities and to provide for certain protocols for the commingling of Sabodala and Massawa ores. Teranga acquired a 90% interest in the Massawa project from Barrick Gold Corporation on March 4, 2020.

The amended agreement provides that effective September 1, 2020, Teranga will make fixed deliveries of 783.33 ounces of refined gold per month until 105,750 ounces of gold have been delivered to the Company (the “Fixed Delivery Period”) and 6% of production from the stream area thereafter. Following the Fixed Delivery Period, a reconciliation will be conducted to determine if the Company would have received more or less than 105,750 ounces of gold under the 6% variable stream during such period.  Teranga will be entitled to a credit for an over-delivery which will be applied against the 6% variable stream until depleted and the Company will be entitled to a one-time additional delivery in the case of an under-delivery.

Acquisition of Rio Baker (Salares Norte) Royalty – Chile

On September 23, 2020, the Company, through a wholly-owned Chilean subsidiary, acquired an existing 2% NSR on all mineral production from Gold Fields’ Rio Baker concessions in Chile for $5.0 million cash with contingent payments of up to $8.0 million. With this acquisition, the Company now has exposure to 100% of the Salares Norte deposit. The royalty agreement is subject to a 0.5% buy-back at any time for $4.0 million.

Acquisition of Alpala Royalty – Northern Ecuador

On September 11, 2020, the Company completed its previously announced transaction with SolGold plc (“SolGold”) to acquire a 1% NSR with reference to all minerals produced from the Alpala copper-gold-silver project in northern Ecuador for $100.0 million. The Alpala project is owned by Exploraciones Novomining SA, which is held 85% by SolGold and 15% by Cornerstone Capital Resources Inc. SolGold has the option to increase the size of the transaction to $150 million for a 1.5% NSR until January 11, 2021 and also has the option to buy-back 50% of the royalty for a period of time. Franco-Nevada is entitled to receive certain minimum royalty payments from 2028 and also has the option to convert the NSR to a gold-only NSR for a period of time once Alpala is producing. The NSR will cover the Cascabel concession. The principal and interest of the $15.0 million bridge loan that the Company provided to SolGold in May 2020 was applied towards the Company’s payment of the purchase price.

Acquisition of Freeport Royalty Portfolio Interests

On September 1, 2020, the Company acquired a portfolio of 24 royalties from Freeport-McMoRan Inc. for $30.6 million in cash. The portfolio includes prospective royalties over Wallbridge Mining Co. Ltd.’s Fenelon, Martiniere and Northway-Noyon projects. It also includes producing royalties on Industrias Peñoles, S.A.B.de C.V.’s Milpillas copper mine in Sonora, Mexico, and on Ormat Technologies Inc.’s Neal Hot Spring geothermal operation in Oregon.

2020 Third Quarter Management’s Discussion and Analysis	6

Acquisition of U.S. Oil & Gas Royalty Rights with Continental Resources, Inc. – SCOOP and STACK, Oklahoma, U.S.A.

Franco-Nevada recorded contributions to the Royalty Acquisition Venture of $19.3 million in YTD/2020 (YTD/2019 - $106.1 million). There was no contribution required in Q3/2020 (Q3/2019 - $19.6 million). As at September 30, 2020, the cumulative investment in the Royalty Acquisition Venture by the Company totalled $395.5 million and Franco-Nevada has remaining commitments of up to $124.5 million to be funded in future periods. In the first half of the year, in order to account for weakness in the commodity price environment, Franco-Nevada and Continental Resources, Inc. (“Continental”) collectively agreed to reduce their capital funding commitments to the Royalty Acquisition Venture by approximately half for the 2020 fiscal year. Since that time, the pace of acquisition has been slower than anticipated and capital contributions for 2020 are expected to total approximately $30 million - $40 million with $19.3 million expensed thus far in 2020. The reduced funding level will target lower prices for acquiring acreage, which will allow the Royalty Acquisition Venture to bolster the land base and provide a stronger platform for a potential future rebound in commodity prices and a resumption of development activity by Continental.

Financing

Credit Facilities

As at September 30, 2020, the Company had no amounts outstanding against its $1.0 billion unsecured revolving term credit facility (the “Corporate Revolver”). However, the Company has posted security in the form of standby letters of credit in the amount of $17.3 million (C$23.1 million) in connection with the audit by the Canada Revenue Agency (“CRA”) of its 2013–2015 taxation years. The standby letters of credit reduce the available balance under the Corporate Revolver.

On March 10, 2020, Franco-Nevada (Barbados) Corporation amended its $100.0 million unsecured revolving credit facility (the “FNBC Revolver”) to extend the term by an additional year to March 20, 2021. The amendment also provided a reduction in the applicable margins and standby fees, which depend on the Company’s leverage ratio. As at September 30, 2020, the Company had no amounts outstanding against the FNBC Revolver.

On February 14, 2020, the Company made full repayment of the $80.0 million it had outstanding at December 31, 2019 under its non-revolving credit facility (the “Corporate Term Loan”). The Corporate Term Loan is a non-revolving facility, and is therefore no longer available to draw.

At-the-Market Equity Program

On May 11, 2020, the Company established a new at-the-market equity program (the “ATM Program”) permitting the Company to issue up to an aggregate of $300 million worth of common shares from treasury at prevailing market prices to the public through the Toronto Stock Exchange, the New York Stock Exchange or any other marketplace on which the common shares are listed, quoted or otherwise trade.

In Q3/2020, the Company issued 144,900 common shares under the ATM Program at an average price per common share of $150.45. The gross proceeds from these issuances were $21.8 million, and the net proceeds were $21.4 million after deducting agent commission costs of $0.2 million and other share issuance costs of $0.2 million.

For YTD/2020, the Company issued 1,054,800 common shares under the ATM Program as defined and its previous at-the-market equity program at an average price per common share of $128.96. The gross proceeds from these issuances were $136.0 million, and the net proceeds were $133.7 million after deducting agent commission costs of $1.4 million and other share issuance costs of $0.9 million.

Dividend Declaration

In Q3/2020, Franco-Nevada declared a quarterly dividend of $0.26 per share. The total dividend declared was $49.5 million, of which $39.0 million was paid in cash and $10.5 million was paid in common shares issued under the Company’s Dividend Reinvestment Plan (the “DRIP”). For YTD/2020, dividends declared totaled $0.77 per share, or $146.5 million, of which $115.1 million was paid in cash and $31.4 million was paid in common shares under the DRIP.

Guidance

The following contains forward-looking statements. Reference should be made to the “Cautionary Statement on Forward-Looking

Information” section at the end of this MD&A. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements below, please see the “Cautionary Statement” and the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and our most recent Form 40-F filed with the United States Securities and Exchange Commission on www.sec.gov.

Franco-Nevada expects attributable royalty and stream sales from its Mining assets to be near the high end of the 475,000 - 505,000 GEOs guidance for 2020 as previously provided, assuming that the Candelaria operations resume in near term. Revenue from Energy assets for 2020 is expected to be near the high end of our previously provided guidance of $60 - $75 million. The Company expects depletion expense to approximate $225 million - $245 million for 2020. For this guidance, silver, platinum and palladium metals have been converted to GEOs using assumed commodity prices of $1,800/oz Au, $20.00/oz Ag, $900/oz Pt and $2,200/oz Pd. The WTI oil price and Henry Hub natural gas price are assumed to average $40 per barrel and $2.00 per mcf, respectively. The 2020 guidance is based on public forecasts and other disclosures by the third-party owners and operators of our assets or our assessment thereof.

2020 Third Quarter Management’s Discussion and Analysis	7

Market Overview

The price of gold and other precious metals are the largest factors in determining profitability and cash-flow from operations for Franco-Nevada. Historically, the price of gold has been subject to volatile price movements and is affected by numerous macroeconomic and industry factors that are beyond the Company’s control. Major influences on the gold price include the level of interest rates, fiscal and monetary stimulus, inflation expectations, currency exchange rate fluctuations including the relative strength of the U.S. dollar, and the supply of and demand for gold.

Commodity price volatility also impacts the number of GEOs when converting non-gold commodities to GEOs. Silver, platinum, palladium and other mining commodities are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average price for the month, quarter, or year in which the mining commodity was produced or sold.

Gold prices increased 29.6%, averaging $1,911/oz in Q3/2020, compared to $1,474/oz in Q3/2019, reflecting improved sentiment toward gold as a safe haven in uncertain times as well as an alternative investment class in a low interest rate environment. Gold prices also benefited from the economic fallout from the COVID-19 pandemic, global monetary policy and fiscal stimulus. Gold prices ended Q3/2020 at $1,887/oz, approximately 6.7% higher than at the end of Q2/2020.

Silver prices averaged $24.39/oz in Q3/2020, an increase of 43.3% compared to $17.02/oz in Q3/2019, benefited from uncertainties with the global economy. Platinum and palladium prices averaged $903/oz and $2,170/oz, respectively, in Q3/2020, compared to $883/oz and $1,533/oz, respectively, in Q3/2019, an increase of 2.3% and an increase of 41.6%, respectively.

During the year, a number of geopolitical and market factors outside of the Company’s control (including those related to the COVID-19 pandemic) have contributed to volatility and a significant decrease in the price of oil and gas. WTI prices averaged $40.94/bbl in Q3/2020, a 27.4% decrease from Q3/2019, Edmonton Light prices averaged C$49.14/bbl in Q3/2020, down 28.9% compared to Q3/2019. Henry Hub natural gas prices averaged $2.14/mcf in Q3/2020 compared to $2.33/mcf in Q3/2019.

2020 Third Quarter Management’s Discussion and Analysis	8

Selected Financial Information

	For the three months ended		For the nine months ended
(in millions, except Average Gold Price, GEOs sold,	September 30,		September 30,
Margin, per ounce amounts and per share amounts)	2020	2019	2020	2019

Statistical Measures
Average Gold Price	$1,911	$1,474	$1,735	$1,363
GEOs sold(1)	134,817	133,219	374,088	363,042

Statement of Comprehensive Income
Revenue	$279.8	$235.7	$715.7	$586.0
Depletion and depreciation	56.8	70.7	173.5	190.5
Costs of sales	40.5	38.7	112.1	98.5
Operating income	178.3	122.2	140.7	281.2
Net income	153.9	101.6	149.5	230.8
Basic earnings per share	$0.81	$0.54	$0.79	$1.23
Diluted earnings per share	$0.81	$0.54	$0.79	$1.23

Dividends declared per share	$0.26	$0.25	$0.77	$0.74
Dividends declared (including DRIP)	$49.5	$47.1	$146.5	$139.4
Weighted average shares outstanding	190.3	187.7	189.9	187.3

Non-IFRS Measures
Cash Costs(2) attributable to GEOs sold	$39.1	$36.8	$107.6	$93.4
Cash Costs(2) per GEO sold	$290	$276	$288	$257
Adjusted EBITDA(2)	$235.1	$192.9	$585.9	$471.7
Adjusted EBITDA(2) per share	$1.23	$1.03	$3.09	$2.52
Margin(2)	84.0%	81.8%	81.9%	80.5%
Adjusted Net Income(2)	$152.3	$101.6	$353.3	$230.8
Adjusted Net Income(2) per share	$0.80	$0.54	$1.86	$1.23

Statement of Cash Flows
Net cash provided by operating activities	$212.2	$170.4	$557.6	$433.1
Net cash used in investing activities	$(117.6)	$(344.5)	$(171.1)	$(434.3)
Net cash (used in) provided by financing activities	$(9.4)	$(133.9)	$(52.1)	$22.8

	As at	As at
	September 30,	December 31,
(expressed in millions)	2020	2019
Statement of Financial Position
Cash and cash equivalents	$466.8	$132.1
Total assets	5,357.5	5,280.6
Debt	—	80.0
Deferred income tax liabilities	80.9	82.4
Total shareholders’ equity	5,230.5	5,062.2
Working capital(3)	559.2	225.3

1	Refer to Note 1 at the bottom of page 5 of this MD&A for the methodology for calculating GEOs and, for illustrative purposes, to the average commodity price table on page 11 and 14 of this MD&A for indicative prices which may be used in the calculations of GEOs for the three and nine months ended September 30, 2020 and 2019, respectively.
2	Cash costs, Adjusted EBITDA, Margin and Adjusted Net Income are non-IFRS financial measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see the “Non-IFRS Financial Measures” section of this MD&A.
3	The Company defines Working Capital as current assets less current liabilities.

2020 Third Quarter Management’s Discussion and Analysis	9

Revenue by Asset

Our portfolio is well-diversified with GEOs and revenue being earned from 51 Mining assets and 57 Energy assets in various jurisdictions. The following table details revenue earned from our various royalty, stream and working interests for the three and nine months ended September 30, 2020 and 2019:

		For the three months ended		For the nine months ended
(expressed in millions)		September 30,		September 30,
Property	Interest and %	2020	2019	2020	2019
GOLD & GOLD EQUIVALENTS
Latin America
Cobre Panama	Stream (indexed) Gold & Silver	$31.4	$31.9	$89.3	$31.9
Candelaria	Stream 68% Gold & Silver	38.4	24.8	84.3	72.2
Antapaccay	Stream (indexed) Gold & Silver	34.9	29.3	71.0	71.3
Antamina	Stream 22.5% Silver	10.7	11.6	36.5	34.7
Guadalupe-Palmarejo	Stream 50% Gold	19.7	12.6	49.9	32.4
Other		1.6	1.5	3.7	5.1
United States
Goldstrike	NSR 2-4%, NPI 2.4-6%	$5.6	$4.5	$15.3	$17.1
Stillwater	NSR 5% PGM	12.9	9.0	35.7	26.7
Gold Quarry	NSR 7.29%	5.4	3.9	14.7	9.7
Marigold	NSR 1.75-5%, GR 0.5-4%	1.7	2.0	4.5	7.0
Bald Mountain	NSR/GR 0.875-5%	3.2	1.6	8.7	5.1
South Arturo	GR 4-9%	1.9	0.6	4.9	0.7
Other		1.5	1.0	5.1	3.4
Canada
Sudbury	Stream 50% PGM & Gold	$9.5	$9.4	$33.6	$28.1
Detour Lake	NSR 2%	5.4	4.1	14.7	12.1
Hemlo	NSR 3%, NPI 50%	23.9	2.9	48.3	12.6
Golden Highway	NSR 2-10%	—	2.2	3.0	5.2
Brucejack	NSR 1.2%	1.9	1.6	5.2	4.0
Kirkland Lake	NSR 1.5-5.5%, NPI 20%	1.2	1.4	3.9	3.8
Other		4.9	6.1	12.1	13.8
Rest of World
MWS	Stream 25%	$12.5	$8.8	$30.8	$25.0
Sabodala	6% Stream, Fixed to 105,750 oz (1)	5.9	8.5	16.5	23.2
Karma	Stream 4.875%, Fixed to 80,625 oz	7.4	3.7	21.9	14.6
Tasiast	NSR 2%	3.7	2.6	10.2	7.8
Subika (Ahafo)	NSR 2%	3.0	4.6	7.6	12.1
Duketon	NSR 2%	4.0	2.3	8.2	6.2
Edikan	NSR 1.5%	1.1	1.1	3.2	2.7
Other		3.7	4.6	9.0	11.6
		$257.0	$198.2	$651.8	$500.1
ENERGY
United States
SCOOP/STACK	Various Royalty Rates	$3.6	$6.8	$17.0	$19.2
Permian Basin	Various Royalty Rates	4.1	5.3	13.0	14.7
Marcellus	GORR 1%	4.8	13.1	15.5	13.1
Canada
Weyburn	NRI 11.71%, ORR 0.44%, WI 2.56%	$7.2	$7.9	$10.8	$25.7
Orion	GORR 4%	2.0	2.7	3.9	7.6
Other		1.1	1.7	3.7	5.6
		$22.8	$37.5	$63.9	$85.9
Revenue		$279.8	$235.7	$715.7	$586.0

1 Sabodala agreement was amended with effective date of September 1, 2020.

2020 Third Quarter Management’s Discussion and Analysis	10

Review of Quarterly Financial Performance

The prices of precious metals, oil and gas and production from Mining and Energy assets are the largest factors in determining profitability and cash flow from operations for Franco-Nevada. The following table summarizes average commodity prices and average exchange rates during the periods presented.

					QOQ	YOY
Quarterly average prices and rates		Q3/2020	Q2/2020	Q3/2019	(Q3/2020-Q2/2020)	(Q3/2020-Q3/2019)
Gold(1)	($/oz)	$1,911	$1,711	$1,474	11.7%	29.6%
Silver(2)	($/oz)	24.39	16.38	17.02	48.9%	43.3%
Platinum(3)	($/oz)	903	790	883	14.3%	2.3%
Palladium(3)	($/oz)	2,170	1,965	1,533	10.4%	41.6%

Edmonton Light	(C$/bbl)	49.14	32.09	69.09	53.1%	(28.9)%
West Texas Intermediate	($/bbl)	40.94	27.82	56.41	47.2%	(27.4)%
Henry Hub	($/mcf)	2.14	1.76	2.33	21.6%	(8.2)%

CAD/USD exchange rate(4)		0.7507	0.7219	0.7574	4.0%	(0.9)%
1	Based on LBMA Gold Price PM Fix.
2	Based on LBMA Silver Price.
3	Based on London PM Fix.
4	Based on Bank of Canada daily rates.

Revenue

Revenue and GEO sales by commodity, geographical location and type of interest for the three months ended September 30, 2020 and 2019 is as follows:

	Gold Equivalent Ounces(1)			Revenue (in millions)
For the three months ended September 30,	2020	2019	Variance	2020	2019	Variance
Commodity
Gold	108,709	101,781	6,928	$206.1	$151.1	$55.0
Silver	13,691	15,903	(2,212)	26.1	23.8	2.3
PGM	10,630	11,373	(743)	21.3	17.2	4.1
Other Mining assets	1,787	4,162	(2,375)	3.5	6.1	(2.6)
Mining	134,817	133,219	1,598	$257.0	$198.2	$58.8
Energy	—	—	—	22.8	37.5	(14.7)
	134,817	133,219	1,598	$279.8	$235.7	$44.1
Geography
Latin America	71,596	75,042	(3,446)	$136.7	$111.7	$25.0
United States	16,980	15,385	1,595	44.7	47.8	(3.1)
Canada	24,760	18,263	6,497	57.1	40.0	17.1
Rest of World	21,481	24,529	(3,048)	41.3	36.2	5.1
	134,817	133,219	1,598	$279.8	$235.7	$44.1
Type
Revenue-based royalties	29,797	31,765	(1,968)	$71.8	$75.9	$(4.1)
Streams	88,486	94,063	(5,577)	170.4	140.6	29.8
Profit-based royalties	14,736	3,650	11,086	31.4	10.3	21.1
Other	1,798	3,741	(1,943)	6.2	8.9	(2.7)
	134,817	133,219	1,598	$279.8	$235.7	$44.1
1	Refer to Note 1 at the bottom of page 5 of this MD&A for the methodology for calculating GEOs and, for illustrative purposes, to the average commodity price table above for indicative prices which may be used in the calculations of GEOs.

Revenue for Q3/2020 was $279.8 million, up 18.7% from Q3/2019, and comprised $257.0 million from Mining assets and $22.8 million from Energy assets. Mining revenue in Q3/2020 increased 29.7% benefiting from strong precious metals prices. Energy revenue in Q3/2020 decreased 39.2% compared to the same period in 2019, due to a decrease in commodity prices which negatively impacted all Energy assets. There was additional revenue received in Q3/2019 from the Marcellus royalty, reflecting incremental revenue between the effective and closing dates of the agreement.

Mining assets contributed 91.9% of the Company’s total revenue in Q3/2020, compared to 84.1% in Q3/2019. Geographically, the Company remains heavily invested in the Americas, representing 85.3% of revenue in Q3/2020, compared to 84.7% in Q3/2019.

2020 Third Quarter Management’s Discussion and Analysis	11

Quarterly Revenue by Commodity and Geography - Q3/2019 to Q3/2020

(expressed in millions)

Revenue by Commodity
$225
$200
$175
$150
$125
$100
$75
$50
$25
$0
$151.1
$206.1
$23.8
$26.1
$17.2
$21.3
$6.1
$3.5
$37.5
$22.8
Gold
Silver
PGM
Other Mining Assets
Energy
Q3/2019
Q3/2020
Revenue by Geography
$225
$200
$175
$150
$125
$100
$75
$50
$25
$0
$111.7
$136.7
$47.8
$44.7
$40.0
$57.1
$36.2
$41.3
Latin America
United States
Canada
Rest of World
Q3/2019
Q3/2020

GEO Sales

GEOs sold in Q3/2020 totaled 134,817 ounces, compared to 133,219 GEOs in Q3/2019.

GEOs Sold Reconciliation - Q3/2019 to Q3/2020

133,219
4,158
2,375
2,212
743
11,086
134,817
GEOs - Q3/2019
Gold Assets
Other Mining Assets
Silver Assets
PGM Assets
Gold NPIs
GEOs - Q3/2020

2020 Third Quarter Management’s Discussion and Analysis	12

The quarter-over-quarter increase in GEOs sold was primarily due to the following assets:

●	Hemlo – 13,323 GEOs were earned in Q3/2020, compared to 1,900 GEOs in Q3/2019 as the 50% NPI on Interlake benefitted from higher gold prices and increased production. In addition, the Company recorded NPI royalties related to prior periods during Q3/2020.
●	Candelaria – 20,204 GEOs were sold in Q3/2020, compared to 16,573 GEOs in Q3/2019 due to timing of deliveries.
●	Guadalupe-Palmarejo – 10,349 GEOs were sold in Q3/2020 compared to 8,395 GEOs in Q3/2019 due to higher grades being achieved.

The above increases were partly offset by the following assets:

●	Cobre Panama – Franco-Nevada sold 16,350 GEOs in Q3/2020 compared to 21,526 GEOs in Q3/2019 due to time required to ramp up production following a resumption of operations in July 2020 from the temporary suspension caused by the COVID-19 pandemic.
●	Sabodala – 3,012 GEOs were sold from the Sabodala stream in Q3/2020 compared to 5,625 GEOs sold in Q3/2019, due to the fixed delivery requirements being fulfilled at the end of 2019.

Energy Revenue

Energy assets earned revenue of $22.8 million (83% liquids and 17% gas) for the quarter, a decrease of 39.2% compared to $37.5 million (73% liquids and 27% gas) in Q3/2019. U.S. assets represented 54.8% of Franco-Nevada’s Energy revenue. The decrease in Energy revenue was primarily due to a significant decline in oil prices affecting the following assets:

●	Marcellus – The royalty from the Marcellus, which was acquired in July 2019, contributed $4.8 million in Q3/2020 compared to $13.1 million in Q3/2019, primarily as Q3/2019 included additional revenue accumulated between the effective date of the agreement and the closing date of the acquisition.
●	SCOOP/STACK – Royalties from the SCOOP/STACK contributed $3.6 million in Q3/2020 compared to $6.8 million in Q3/2019 due to lower realized commodity prices and lower volumes resulting from a reduction in drilling by operators on royalty lands.
●	Weyburn – Revenue from the Weyburn Unit was $7.2 million in Q3/2020 compared to $7.9 million in Q3/2019 due mostly to lower contribution from the Working Interest as a result of lower realized prices. The realized price was C$48.50/boe compared to C$64.18/boe for Q3/2019.

Costs of Sales

The following table provides a breakdown of costs of sales incurred in the periods presented:

	For the three months ended September 30,
(expressed in millions)	2020	2019	Variance
Costs of stream sales	$38.5	$36.2	$2.3
Mineral production taxes	0.6	0.6	—
Mining costs of sales	$39.1	$36.8	$2.3
Energy costs of sales	1.4	1.9	(0.5)
	$40.5	$38.7	$1.8

2020 Third Quarter Management’s Discussion and Analysis	13

Costs of stream sales increased 6.4% from Q3/2019, reflecting an increase in costs of sales per ounce as a result of higher metal prices. Certain streams carry a cost per ounce which varies based on spot prices. The Company also received more ounces from the McCreedy West stream, which currently carries a higher cash payment per ounce relative to other streams.

Depletion and Depreciation

Depletion and depreciation expense totaled $56.8 million in Q3/2020, compared to $70.7 million in Q3/2019. While GEOs sold increased quarter-over-quarter, depletion expense decreased as the incremental GEOs earned from Hemlo, Guadalupe and our Sudbury assets carry lower depletion rates. Depletion on a per ounce basis also decreased for certain of the Company’s assets where reserves increased year-over-year.

Income Taxes

Income tax expense was $25.2 million in Q3/2020 (Q3/2019 – $17.9 million), comprised of a current income tax expense of $6.9 million (Q3/2019 – $3.8 million) and a deferred income tax expense of $18.3 million (Q3/2019 – $14.1 million). The Company is undergoing an audit by the CRA of its 2012-2016 taxation years. Refer to the “Liquidity and Capital Resources – Contingencies” section of this MD&A for further details.

Net Income

Net income for Q3/2020 was $153.9 million, or $0.81 per share, compared to $101.6 million, or $0.54 per share, for the same period in 2019. Adjusted Net Income, which adjusts for foreign exchange gains and losses and other income and expenses, among other items, was $152.3 million, or $0.80 per share, compared to $101.6 million, or $0.54 per share, earned in Q3/2019.

Review of Year-to-Date Financial Performance

The prices of precious metals, oil and gas and the actual production from Mining and Energy assets are the largest factors in determining profitability and cash flow from operations for Franco-Nevada. The following table summarizes average commodity prices and average exchange rates during the periods presented.

Average prices and rates		YTD/2020	YTD/2019	Variance
Gold(1)	($/oz)	$1,735	$1,363	27.3%
Silver(2)	($/oz)	19.22	15.83	21.4%
Platinum(3)	($/oz)	865	849	1.8%
Palladium(3)	($/oz)	2,142	1,452	47.5%

Edmonton Light	(C$/bbl)	44.47	69.70	(36.2)%
West Texas Intermediate	($/bbl)	38.25	57.02	(32.9)%
Henry Hub	($/mcf)	1.92	2.57	(25.3)%

CAD/USD exchange rate(4)		0.7385	0.7524	(1.8)%
1	Based on LBMA Gold Price PM Fix.
2	Based on LBMA Silver Price.
3	Based on London PM Fix.
4	Based on Bank of Canada daily rates.

2020 Third Quarter Management’s Discussion and Analysis	14

Revenue

Revenue and GEO sales by commodity, geographical location and type of interest for the nine months ended September 30, 2020 and 2019 is as follows:

	Gold Equivalent Ounces(1)			Revenue (in millions)
For the nine months ended September 30,	2020	2019	Variance	2020	2019	Variance
Commodity
Gold	294,218	269,965	24,253	$509.7	$371.0	$138.7
Silver	39,203	43,479	(4,276)	68.4	60.4	8.0
PGM	35,876	36,542	(666)	65.3	51.0	14.3
Other Mining assets	4,791	13,056	(8,265)	8.4	17.7	(9.3)
Mining	374,088	363,042	11,046	$651.8	$500.1	$151.7
Energy	—	—	—	63.9	85.9	(22.0)
	374,088	363,042	11,046	$715.7	$586.0	$129.7
Geography
Latin America	192,228	178,692	13,536	$334.7	$247.6	$87.1
United States	51,438	51,585	(147)	134.4	116.7	17.7
Canada	68,874	57,323	11,551	139.2	118.5	20.7
Rest of World	61,548	75,442	(13,894)	107.4	103.2	4.2
	374,088	363,042	11,046	$715.7	$586.0	$129.7
Type
Revenue-based royalties	88,415	95,846	(7,431)	$205.3	$188.7	$16.6
Streams	247,243	240,032	7,211	433.8	333.4	100.4
Profit-based royalties	33,474	15,458	18,016	61.7	37.2	24.5
Other	4,956	11,706	(6,750)	14.9	26.7	(11.8)
	374,088	363,042	11,046	$715.7	$586.0	$129.7
1	Refer to Note 1 at the bottom of page 5 of this MD&A for the methodology for calculating GEOs and, for illustrative purposes, to the average commodity price table above for indicative prices which may be used in the calculations of GEOs.

Revenue in YTD/2020 was $715.7 million, up 22.1% from YTD/2019 due primarily to an increase in GEOs sold of 3.0% and higher metal prices.

Mining revenue comprised 91.1% of total revenue in YTD/2020, compared to 85.3% in YTD/2019. We continue to earn the majority of our revenue from the Americas, at 85.0% in YTD/2020, compared to 82.4% in YTD/2019.

Year-to-Date Revenue by Commodity and Geography - YTD/2019 to YTD/2020

(expressed in millions)

Revenue by Commodity
$600
$500
$400
$300
$200
$100
$0
$371.0
$509.7
$60.4
$68.4
$51.0
$65.3
$17.7
$8.4
$85.9
$63.9
Gold
Silver
PGM
Other Mining Assets
Energy
YTD/2019
YTD/2020

Revenue by Geography
$600
$500
$400
$300
$200
$100
$0
$247.6
$334.7
$116.7
$134.4
$118.5
$139.2
$103.2
$107.4
Latin America
United States
Canada
Rest of World
YTD/2019
YTD/2020

2020 Third Quarter Management’s Discussion and Analysis	15

GEO Sales

GEOs sold in YTD/2020 totaled 374,088 ounces, compared to 363,042 GEOs in YTD/2019.

GEOs Sold Reconciliation - YTD/2019 to YTD/2020

363,042
8,265
4,276
666
6,236
18,017
374,088
GEOs YTD/2019
Other Mining Assets
Silver Assets
PGM Assets
Gold Assets
Gold NPIs
GEOs YTD/2020

The year-over-year increase in GEOs sold was primarily due to the following assets:

●	Cobre Panama – Franco-Nevada sold 52,001 GEOs in YTD/2020 compared to 21,526 GEOs YTD/2019 as the Company benefited from nine months of deliveries in 2020 vs. first deliveries in 2019 being in July.
●	Hemlo – 28,705 GEOs were earned in YTD/2020 compared to 9,584 GEOs in YTD/2019 due to an increase in production on the Interlake lands along with higher gold prices.
●	Guadalupe-Palmarejo – 29,027 GEOs were sold in YTD/2020 compared to 23,387 GEOs in YTD/2019 due to higher grades being achieved.

The above increases were partly offset by the following assets:

●	Antapaccay – 40,471 GEOs were sold in YTD/2020 compared to 51,991 GEOs in YTD/2019 due to lower head grades as expected based on the life of mine plan and concentrate shipment delays due to the COVID-19 pandemic.
●	Candelaria – 47,697 GEOs were sold in YTD/2020 compared to 52,909 GEOs in YTD/2019 as mill throughput and gold feed grade were lower than those in YTD/2019, in part due to COVID-19 pandemic.
●	Sabodala – 9,470 GEOs sold in YTD/2020 compared to 16,875 GEOs in YTD/2019 due to the fixed delivery requirements being fulfilled at the end of 2019.

Energy Revenue

The Company’s Energy assets contributed revenue of $63.9 million in YTD/2020 (76% liquids and 24% gas), a decrease of 25.6% compared to $85.9 million in YTD/2019 (83% liquids and 17% gas). The Company’s U.S. Energy assets contributed 71.2% of the Company’s Energy revenue in YTD/2020. The year-over-year decrease in Energy revenue was primarily due to the following assets:

●	Weyburn – Revenue from the Weyburn Unit in YTD/2020 was $10.8 million compared to $25.7 million in YTD/2019. The substantial revenue reduction in 2020 included negative revenue from the Weyburn NRI in Q2/2020 as operating and capital costs associated with the royalty exceeded revenue resulting from unusually low realized prices. The actual realized price was C$40.34/boe in YTD/2020 compared to C$65.80/boe in YTD/2019.

The above decrease was partly offset by the following:

●	Marcellus – The Marcellus royalty, which was acquired in July 2019, contributed $15.5 million in YTD/2020 which included 3 full quarters of revenue compared to $13.1 million in YTD/2019, which included only 7 months of revenue from the March 1, 2019 effective date.

2020 Third Quarter Management’s Discussion and Analysis	16

Costs of Sales

The following table provides a breakdown of costs of sales incurred in the periods presented:

	For the nine months ended September 30,
(expressed in millions)	2020	2019	Variance
Costs of stream sales	$105.5	$91.6	$13.9
Mineral production taxes	2.1	1.8	0.3
Mining costs of sales	$107.6	$93.4	$14.2
Energy costs of sales	4.5	5.1	(0.6)
	$112.1	$98.5	$13.6

Costs of stream sales in YTD/2020 increased 15.2% relative to YTD/2019, reflecting an increase in stream GEOs sold of 3.0% in YTD/2020 as well as higher gold prices. The Company also received more ounces from the McCreedy West stream, which currently carries a higher cash payment per ounce relative to other streams.

2020 Third Quarter Management’s Discussion and Analysis	17

Depletion and Depreciation

Depletion and depreciation expense totaled $173.5 million in YTD/2020, compared to $190.5 million in YTD/2019. While GEOs sold increased year-over-year, depletion expense decreased as the incremental GEOs were earned from assets carrying lower depletion rates. Depletion on a per ounce basis also decreased for certain of the Company’s assets where reserves increased year-over-year.

Impairment Charges

During Q1/2020, the Company recorded pre-tax impairments of $271.7 million, or $207.4 million after-tax, related to its interests in the SCOOP/STACK and Weyburn. Refer to the Impairments of Royalties, Stream and Working Interests section of this MD&A for details. There was no impairment charge recorded during Q2/2020 and Q3/2020.

Income Taxes

Income tax recovery in YTD/2020 totaled $8.2 million (YTD/2019 –$44.6 million income tax expense), comprised of a current income tax expense of $31.4 million (YTD/2019 –$25.2 million) and a deferred income tax recovery of $39.6 million (YTD/2019 – $19.4 million deferred income tax expense). The deferred income tax recovery in YTD/2020 was mostly related to the impairment charges recorded in the first quarter of 2020. The Company is undergoing an audit by the CRA of its 2012-2016 taxation years. Refer to the “Liquidity and Capital Resources – Contingencies” section of this MD&A for further details.

Net Income

Net income in YTD/2020 was $149.5 million, or $0.79 per share, compared to $230.8 million, or $1.23 per share, for the same period in 2019. The decrease in net income reflects the impairment charges recorded in the first quarter of 2020. Adjusted Net Income was $353.3 million, or $1.86 per share, compared to $230.8 million, or $1.23 per share, earned in YTD/2019.

Impairments of Royalties, Stream and Working Interests

Royalties, stream and working interests are reviewed for impairment if there is an indication that the carrying amount may not be recoverable. As a result of reduced production and capital spend by the operators of the Company’s Energy assets due to lower market expectations for oil and gas prices, the Company noted the presence of impairment indicators at March 31, 2020 and carried out an asset impairment analysis of its Energy assets. The Company recorded impairment charges for Q1/2020 with respect to the following Cash Generating Units (“CGUs”):

SCOOP/STACK

The Company’s interest in the SCOOP/STACK comprises acquisitions of royalty rights through the Royalty Acquisition Venture, a jointly-owned entity with Continental, as well as two packages of royalty rights acquired between December 2016 and November 2017.

Weyburn

The Company holds a 11.71% NRI, a 0.44% ORR and a 2.56% WI in the Weyburn Unit, which is located 129km southeast of Regina, Saskatchewan. The 11.71% NRI was acquired on November 13, 2012.

2020 Third Quarter Management’s Discussion and Analysis	18

The following table summarizes the impairment losses recorded in Q1/2020 and estimated recoverable amount by CGU:

	Impairment	Recoverable
(expressed in millions)	Amount	Amount
Royalty, stream and working interests, net
SCOOP/STACK	$207.2	$309.2
Weyburn	60.5	162.8
Other assets
Oil well equipment	$4.0	$4.7
	$271.7	$476.7

Key assumptions and sensitivity analysis

Key assumptions and estimates used in determining the recoverable amounts of the Company’s Energy assets are related to oil prices and discount rates. The future cash flows expected from each CGU were derived from a model developed by management using cash-flows prepared by an independent reserve engineer or a third-party advisor, and expected performance based on publicly-released technical information to predict future performance. For the SCOOP/STACK CGUs, the Company’s management made assumptions of future drilling activity to reflect the reduced capital spending by operators in the current environment.

The Company’s management made assumptions of future WTI prices to estimate future revenues, based on long-term consensus price estimates obtained from a sample of independent reserve evaluators. For the Weyburn CGU, the differential to Edmonton Light prices assumption was $8.55/barrel, and the U.S. dollar to Canadian dollar foreign exchange rate assumption was $0.72. Forecasted WTI prices as at March 31, 2020 used to determine future cash flows were as follows:

						Average
						Annual
	Remainder of					Increase
	2020	2021	2022	2023	2024	Thereafter
WTI oil price (US$/barrel)	$30.00	$41.18	$49.88	$55.87	$57.98	2%

The future cash-flows were discounted using an after-tax discount rate which reflects specific market risk factors associated with individual characteristics of the CGU. For the SCOOP/STACK CGUs, the discount rate ranged between 5% for proved producing reserves to 12% for undeveloped contingent resources. For the Weyburn CGU, the discount rate assumed was 9.5%.

A sensitivity analysis showing the impact of a change, in isolation, in the WTI oil price and discount rate assumptions is shown below:

	Increase (Decrease) to Impairment Charges
	1% Increase	1% Decrease	10% Decrease	10% Increase
	in the	in the	in WTI Oil	in WTI Oil
	Discount Rate	Discount Rate	Price	Price
SCOOP/STACK	$34.1	$(39.9)	$37.8	$(37.3)
Weyburn, including oil well equipment	16.9	(19.1)	39.8	(39.0)
	$51.0	$(59.0)	$77.6	$(76.3)

While oil and gas prices have rebounded from April 2020, there remains a level of uncertainty surrounding oil and gas prices. The Company determined that this did not warrant a reversal in the previously recorded impairments.

General and Administrative Expenses

The following table provides a breakdown of general and administrative expenses incurred for the periods presented:

	For the three months ended September 30,			For the nine months ended September 30,
(expressed in millions)	2020	2019	Variance	2020	2019	Variance
Salaries and benefits	$2.3	$1.9	$0.4	$6.8	$5.3	$1.5
Professional fees	1.1	0.7	0.4	2.5	2.1	0.4
Office costs	0.1	0.1	—	0.3	0.3	—
Board of Directors' costs	0.1	1.1	(1.0)	5.9	3.2	2.7
Share-based compensation	1.3	1.3	—	3.8	3.9	(0.1)
Other	1.4	0.5	0.9	4.9	3.3	1.6
	$6.3	$5.6	$0.7	$24.2	$18.1	$6.1

General and administrative expenses represented 2.3% of revenue for Q3/2020 (Q3/2019 –2.4%) and 3.4% of revenue in YTD/2020 (YTD/2019 –3.1%). General and administrative expenses, which include business development costs, vary depending upon the level of business development related activity and the timing of completing transactions.

Board of Directors’ fees decreased relative to Q3/2019 and increased relative to YTD/2019 due primarily to the timing of issuance of the annual grants and the mark-to-market of the value of the deferred share units (“DSUs”) previously granted to the directors of the Company. The Company changed its procedures to issue the annual grants to the directors of the Company during the second quarter rather than issuing them on a quarterly basis.

2020 Third Quarter Management’s Discussion and Analysis	19

Other Income and Expenses

Foreign Exchange and Other Income/Expenses

The following table provides a list of foreign exchange and other income/expenses incurred for the periods presented:

	For the three months ended September 30,			For the nine months ended September 30,
(expressed in millions)	2020	2019	Variance	2020	2019	Variance
Foreign exchange loss	$—	$(0.1)	$0.1	$(0.4)	$(0.2)	$(0.2)
Other income	0.5	0.1	0.4	0.7	0.2	0.5
	$0.5	$—	$0.5	$0.3	$—	$0.3

Under IFRS, all foreign exchange gains or losses related to monetary assets and liabilities held in a currency other than the functional currency are recorded in net income as opposed to other comprehensive income. The parent company’s functional currency is the Canadian dollar, while the functional currency of certain of the Company’s subsidiaries is the U.S. dollar.

Finance Income and Finance Expenses

The following table provides a breakdown of finance income and expenses incurred for the periods presented:

	For the three months ended September 30,			For the nine months ended September 30,
(expressed in millions)	2020	2019	Variance	2020	2019	Variance
Finance income
Interest	$1.1	$0.8	$0.3	$3.0	$2.7	$0.3
	$1.1	$0.8	$0.3	$3.0	$2.7	$0.3
Finance expenses
Interest	$—	$2.6	$(2.6)	$0.3	$6.2	$(5.9)
Standby charges	0.5	0.7	(0.2)	1.5	1.6	(0.1)
Amortization of debt issue costs	0.3	0.2	0.1	0.8	0.6	0.2
Accretion of lease liabilities	—	—	—	0.1	0.1	—
	$0.8	$3.5	$(2.7)	$2.7	$8.5	$(5.8)

Finance income is earned on our cash and cash equivalents. Finance income also includes interest income of $0.6 million and $0.4 million, respectively, on the Noront and SolGold loans during Q3/2020 (Q3/2019 - $0.6 million on the Noront loan). For YTD/2020, finance income includes interest income of $1.8 million and $0.6 million, respectively, on the Noront and SolGold loans.

Finance expenses consist of interest expense incurred on our Corporate Revolver and Corporate Term Loan. The Company also incurs standby charges, which represent the costs of maintaining our credit facilities based on the undrawn amounts, and recognizes the amortization of costs incurred with respect to the initial set-up or subsequent amendments of our credit facilities. Finance expenses also includes the accretion expense on lease liabilities, as required under IFRS 16 Leases, effective January 1, 2019.

2020 Third Quarter Management’s Discussion and Analysis	20

Summary of Quarterly Information

Selected quarterly financial and statistical information for the most recent eight quarters(1) is set out below:

(in millions, except Average Gold Price, Margin,	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
GEOs, per GEO amounts and per share amounts)	2020	2020	2020	2019	2019	2019	2019	2018
Revenue	$279.8	$195.4	$240.5	$258.1	$235.7	$170.5	$179.8	$148.2
Costs and expenses(2)	101.5	89.6	383.9	129.1	113.5	91.5	99.8	167.5
Operating income (loss)	178.3	105.8	(143.4)	129.0	122.2	79.0	80.0	(19.3)
Other (expenses) income	0.8	0.1	(0.3)	1.5	(2.7)	(1.3)	(1.8)	(0.3)
Income tax expense (recovery)	25.2	11.5	(44.9)	17.2	17.9	13.7	13.0	11.7
Net income (loss)	153.9	94.4	(98.8)	113.3	101.6	64.0	65.2	(31.3)
Basic earnings (loss) per share	$0.81	$0.50	$(0.52)	$0.60	$0.54	$0.34	$0.35	$(0.17)
Diluted earnings (loss) per share	$0.81	$0.50	$(0.52)	$0.60	$0.54	$0.34	$0.35	$(0.17)
Net cash provided by operating activities	$212.2	$150.2	$195.2	$184.6	$170.4	$119.1	$143.6	$97.8
Net cash used in investing activities	(117.6)	(19.0)	(34.5)	(1.8)	(344.5)	(33.5)	(56.3)	(285.3)
Net cash (used in) provided by financing activities	(9.4)	34.8	(77.5)	(142.6)	(133.9)	241.4	(84.7)	182.5
Average Gold Price(3)	$1,911	$1,711	$1,583	$1,480	$1,474	$1,310	$1,304	$1,228
GEOs sold(4)	134,817	104,330	134,941	153,396	133,219	107,774	122,049	104,877
Cash Costs(5) attributable to GEOs sold	$39.1	$27.0	$41.5	$44.1	$36.8	$25.6	$31.0	$21.5
Cash Costs(5) per GEO sold	$290	$259	$308	$287	$276	$238	$254	$208
Adjusted EBITDA(5)	$235.1	$158.1	$192.7	$201.7	$192.9	$137.9	$140.9	$118.7
Adjusted EBITDA(5) per share	$1.23	$0.83	$1.02	$1.07	$1.03	$0.74	$0.75	$0.64
Margin(5)	84.0%	80.9%	80.1%	78.1%	81.8%	80.9%	78.4%	80.1%
Adjusted Net Income(5)	$152.3	$91.8	$109.2	$110.8	$101.6	$64.0	$65.2	$44.7
Adjusted Net Income(5) per share	$0.80	$0.48	$0.58	$0.59	$0.54	$0.34	$0.35	$0.24
1	Sum of the quarters may not add up to yearly total due to rounding.
2	Includes impairment charges on royalty, stream and working interests of $271.7 million and $76.0 million recorded in Q1/2020 and Q4/2018, respectively.
3	Based on LBMA Gold Price PM Fix.
4	GEOs include production from our Mining assets and do not include Energy assets. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Silver, platinum, palladium and other mining commodities are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average price for the month, quarter, or year in which the mining commodity was produced or sold. For illustrative purposes, please refer to the average commodity price table on page 11 of this MD&A for indicative prices which may be used in the calculation of GEOs for the three and nine months ended September 30, 2020 and 2019, respectively.
5	Cash Costs, Adjusted EBITDA, Margin and Adjusted Net Income are non-IFRS measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-IFRS Financial Measures” section of this MD&A.

Balance Sheet Review

Summary Balance Sheet and Key Financial Metrics

	At September 30,	At December 31,
(expressed in millions, except debt to equity ratio)	2020	2019
Cash and cash equivalents	$466.8	$132.1

Current assets	601.0	278.7
Non-current assets	4,756.5	5,001.9
Total assets	$5,357.5	$5,280.6

Current liabilities	41.8	53.4
Non-current liabilities	85.2	165.0
Total liabilities	$127.0	$218.4

Total shareholders’ equity	$5,230.5	$5,062.2

Debt	$—	$80.0
Total common shares outstanding	190.8	189.4
Key Financial Metrics
Working Capital	$559.2	$225.3
Debt to equity	—	0.02:1

2020 Third Quarter Management’s Discussion and Analysis	21

Assets

Total assets were $5,357.5 million at September 30, 2020 compared to $5,280.6 million at December 31, 2019. Our asset base is primarily comprised of non-current assets such as our royalty, stream and working interests, equity investments and loan receivable, while our current assets primarily comprise cash and cash equivalents, and accounts receivable. The decrease in non-current assets reflects a decrease in the carrying amount of the Company’s royalty, stream and working interests as a result of impairment charges recognized in Q1/2020 and depletion and depreciation expense. These decreases were partly offset by the acquisitions of royalty interests and increase in the fair value of equity instruments.

Liabilities

Total liabilities as at September 30, 2020 primarily comprise $37.0 million of accounts payable and accrued liabilities and $80.9 million deferred income tax liabilities. The decrease in non-current liabilities reflects the repayment of $80.0 million of debt the Company had outstanding at December 31, 2019, which was repaid during Q1/2020.

Shareholders’ Equity

Shareholders’ equity increased by $168.3 million as at September 30, 2020 compared to December 31, 2019, reflecting a net income of $149.5 million and net proceeds of $133.7 million from issuances under the ATM Program and the previous at-the-market equity program, after agent commission costs $1.4 million and other share issuance costs $0.9 million. Declared dividends reduced shareholders’ equity by $146.5 million, but were partly settled through the issuance of $31.4 million in common shares pursuant to the DRIP. Shareholders’ equity also includes a gain on the fair value of investments of $9.2 million, and a loss of $20.6 million in currency translation adjustment in YTD/2020.

Liquidity and Capital Resources

Cash flow for the three and nine months ended September 30, 2020 and 2019 was as follows:

	For the three months ended		For the nine months ended
	September 30,		September 30,
(expressed in millions)	2020	2019	2020	2019
Net cash provided by operating activities	$212.2	$170.4	$557.6	$433.1
Net cash used in investing activities	(117.6)	(344.5)	(171.1)	(434.3)
Net cash (used in) provided by financing activities	(9.4)	(133.9)	(52.1)	22.8
Effect of exchange rate changes on cash and cash equivalents	3.1	0.8	0.3	0.4
Net change in cash and cash equivalents	$88.3	$(307.2)	$334.7	$22.0

Operating Cash Flow

Net cash provided by operating activities was $212.2 million in Q3/2020 (Q3/2019 - $170.4 million) and $557.6 million in YTD/2020 (YTD/2019 - $433.1 million), respectively. Operating cash flow increased due to higher revenue primarily as a result of higher commodity prices compared to the corresponding 2019 periods. Also reflected in operating cash flow are proceeds from the sale of gold bullion the Company receives as settlement for certain of its royalties.

Investing Activities

Net cash used in investing activities was $117.6 million in Q3/2020 (Q3/2019 - $344.5 million), which primarily consisted of the acquisition of the Alpala royalty for a gross purchase price of $100.0 million, net of $15.6 million of principal and interest from the bridge loan previously provided to SolGold and the Freeport royalty portfolio interests for a gross purchase price of $30.6 million.

For the nine months ended September 30, 2020, net cash used in investing activities of $171.1 million (YTD/2019 – $434.3 million) included the acquisitions completed in Q3/2020 as referenced above, the acquisition of the Island Gold royalty for a gross purchase price of $13.4 million (C$19.0 million) during Q1/2020 and the funding of Franco-Nevada’s share in the Royalty Acquisition Venture with Continental of $24.9 million.

Comparatively, investing activities in the prior year periods included primarily of the acquisition of the Marcellus royalty for $300.0 million, the acquisition of the Salares Norte, Valentine Lake and Premier royalties and the funding of Franco-Nevada’s share in the Royalty Acquisition Venture with Continental.

Financing Activities

Net cash used by financing activities of $9.4 million in Q3/2020 (Q3/2019 - $133.9 million) included dividend paid in cash of $39.1 million, partially offset by net proceeds from the ATM Program of $28.4 million. For the YTD/2020, net cash used in financing activities of $52.1 million (YTD/2019 – cash provided of $22.8 million) included $80.0 million repayment of amounts borrowed against the Corporate Term Loan and dividends paid in cash of $115.1 million, partially offset by net proceeds of $135.7 million from the ATM Program and the previous at-the-market equity program and $7.3 million net proceeds from exercise of stock options.

2020 Third Quarter Management’s Discussion and Analysis	22

Comparatively, financing activities in the three and nine months ended September 30, 2019 included the drawdown of $275.0 million to fund the acquisition of the Marcellus royalty interest, repayments on the Corporate Revolver, and payment of cash dividends, partially offset by net proceeds from the previous at-the-market equity program.

Capital Resources

Our cash and cash equivalents totaled $466.8 million as at September 30, 2020 (December 31, 2019 – $132.1 million). In addition, we held investments and loan receivables of $189.6 million as at September 30, 2020 (December 31, 2019 – $183.2 million), of which $146.0 million was held in publicly-traded equity instruments (December 31, 2019 – $141.7 million).

As at November 4, 2020, the Company also has a total of approximately $1.1 billion available under its two revolving credit facilities.

The Corporate Revolver is a $1.0 billion unsecured, revolving credit facility with a five-year term maturing March 22, 2024. Advances under the Corporate Revolver bear interest depending upon the currency of the advance and the Company’s leverage ratio. Funds are generally drawn using LIBOR 30-day rates plus 100 basis points. As at September 30, 2020, the Company has two standby letters of credit in the amount of $17.3 million (C$23.1 million) against the Corporate Revolver in relation to the audit by the CRA of its 2013–2015 taxation years, as referenced in the “Contingencies” section of this MD&A. The standby letters of credit reduce the available balance under the Corporate Revolver.

The FNBC Revolver is a $0.1 billion unsecured, revolving credit facility. As at September 30, 2020, the available balance under the FNBC Revolver was $0.1 billion. The FNBC Revolver was amended on March 10, 2020 to extend the term by an additional year, such that the maturity date is currently March 20, 2021. Under the amendment, funds are generally drawn using LIBOR 30-day rates plus 125 basis points.

The Company also had a Corporate Term Loan, which was a $160.0 million unsecured, non-revolving credit facility. On February 14, 2020, funds borrowed under the Corporate Term Loan were repaid in full. As the Corporate Term Loan is a non-revolving facility, it is therefore no longer available to draw.

Management’s objectives when managing capital are to:

(a)	when capital is not being used for long-term investments, ensure its preservation and availability by investing in low risk investments with high liquidity; and
(b)	ensure that adequate levels of capital are maintained to meet the Company’s operating requirements and other current liabilities.

As at September 30, 2020, the majority of funds were held in cash deposits with several financial institutions. Franco-Nevada invests its excess funds in term deposits. Certain investments with maturities upon acquisition of 3 months, or 92 days or less, were classified as term deposits within cash and cash equivalents on the statement of financial position.

Our performance is impacted by foreign currency fluctuations of the Canadian dollar and Australian dollar relative to the U.S. dollar. The largest exposure is with respect to the Canadian/U.S. dollar exchange rates as we hold a significant amount of our assets in Canada and report our results in U.S. dollars. The effect of volatility in these currencies against the U.S. dollar impacts our general and administrative expenses and depletion of Mining and Energy interests incurred in our Canadian and Australian entities due to their respective functional currencies. During Q3/2020, the Canadian dollar traded in a range of $0.7344 to $0.7668, closing the quarter at $0.7497, and the Australian dollar traded between $0.6928 and $0.7383, closing the quarter at $0.7140.

Our near-term cash requirements include funding of our commitments towards the Royalty Acquisition Venture with Continental, corporate administration costs, certain costs of operations, payment of dividends and income taxes directly related to the recognition of royalty, stream and working interest revenues. As a royalty and stream company, there are limited requirements for capital expenditures other than for the acquisition of additional royalties or streams and capital commitments for our working interests. Such acquisitions are entirely discretionary and will be consummated through the use of cash, as available, or through the issuance of common shares or other equity or debt securities, or the use of our credit facilities. We believe that our current cash resources, available credit facilities and future cash flows will be sufficient to cover the costs of our commitments, operating and administrative expenses, and dividend payments for the foreseeable future.

2020 Third Quarter Management’s Discussion and Analysis	23

Purchase Commitments

The following table summarizes Franco-Nevada’s commitments to pay for gold, silver and PGM pursuant to the associated precious metals agreements:

	Attributable Payable
	Production to be Purchased					Per Ounce Cash Payment (1),(2)					Term of		Date of
Interest	Gold		Silver		PGM	Gold		Silver		PGM	Agreement(3)		Contract
Antamina	0%		22.5	% (4)	0%	n/a		5	% (5)	n/a	40 years		7-Oct-15
Antapaccay	—	% (6)	—	% (7)	0%	20	% (8)	20	% (9)	n/a	40 years		10-Feb-16
Candelaria	68	% (10)	68	% (10)	0%	$400		$4.00		n/a	40 years		6-Oct-14
Cobre Panama Fixed Payment Stream	—	% (11)	—	% (12)	0%	$418	(13)	$6.27	(14)	n/a	40 years		19-Jan-18
Cobre Panama Floating Payment Stream	—	% (15)	—	% (16)	0%	20	% (17)	20	% (18)	n/a	40 years		19-Jan-18
Karma	4.875	% (19)	0%		0%	20	% (20)	n/a		n/a	40 years		11-Aug-14
Guadalupe-Palmarejo	50%		0%		0%	$800		n/a		n/a	40 years		2-Oct-14
Sabodala	—	% (21)	0%		0%	20	% (22)	n/a		n/a	40 years		12-Dec-13
MWS	25%		0%		0%	$400		n/a		n/a	40 years	(23)	2-Mar-12
Cooke 4	7%		0%		0%	$400		n/a		n/a	40 years		5-Nov-09
Sudbury(24)	50%		0%		50%	$400		n/a		$400	40 years		15-Jul-08

1	Subject to an annual inflationary adjustment except for Antamina, Antapaccay, Karma, Guadalupe-Palmarejo, and Sabodala.
2	Should the prevailing market price for gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price.
3	Subject to successive extensions.
4	Subject to a fixed payability of 90%. Percentage decreases to 15% after 86 million ounces of silver has been delivered under the agreement.
5	Purchase price is 5% of the average silver price at the time of delivery.
6	Gold deliveries are referenced to copper in concentrate shipped with 300 ounces of gold delivered for each 1,000 tonnes of copper in concentrate shipped, until 630,000 ounces of gold has been delivered. Thereafter, percentage is 30% of gold shipped.
7	Silver deliveries are referenced to copper in concentrate shipped with 4,700 ounces of silver delivered for each 1,000 tonnes of copper in concentrate shipped, until 10.0 million ounces of silver has been delivered. Thereafter, percentage is 30% of silver shipped.
8	Purchase price is 20% of the spot price of gold until 750,000 ounces of gold have been delivered, thereafter the purchase price is 30% of the spot price of gold.
9	Purchase price is 20% of the spot price of silver until 12.8 million ounces of silver have been delivered, thereafter the purchase price is 30% of the spot price of silver.
10	Percentage decreases to 40% after 720,000 ounces of gold and 12.0 million ounces of silver have been delivered under the agreement.
11	Gold deliveries are indexed to copper in concentrate produced from the project. 120 ounces of gold per every 1 million pounds of copper produced until 808,000 ounces of gold delivered. Thereafter, 81 ounces of gold per 1 million pounds of copper produced until 1,716,188 ounces of gold delivered. Thereafter, 63.4% of the gold in concentrate.
12	Silver deliveries are indexed to copper in concentrate produced from the project. 1,376 ounces of silver per every 1 million pounds of copper produced until 9,842,000 ounces of silver delivered. Thereafter 1,776 ounces of silver per 1 million pounds of copper produced until 29,731,000 ounces of silver delivered. Thereafter, 62.1% of the silver in concentrate.
13	After 1,341,000 ounces of gold delivered, purchase price is the greater of 50% of spot and $418.27 per ounce. As the mill throughput for 30 consecutive days commensurate with annual capacity of 58 million tonnes per annum was not reached by January 1, 2019, Franco-Nevada will receive a 5% annual rate of return until such mill throughput was achieved, through a reduction of the applicable fixed gold price of $100 per ounce or a delivery of additional ounces for no consideration.
14	After 21,510,000 ounces of silver delivered, purchase price is the greater of 50% of spot and $6.27 per ounce.
15	Gold deliveries are indexed to copper in concentrate produced from the project. 30 ounces of gold per every 1 million pounds of copper produced until 202,000 ounces of gold delivered. Thereafter 20.25 ounces of gold per 1 million pounds of copper produced until 429,047 ounces of gold delivered. Thereafter, 15.85% of the gold in concentrate.
16	Silver deliveries are indexed to copper in concentrate produced from the project. 344 ounces of silver per every 1 million pounds of copper produced until 2,460,500 ounces of silver delivered. Thereafter, 444 ounces of silver per 1 million pounds of copper produced until 7,432,750 ounces of silver delivered. Thereafter 15.53% of the silver in concentrate.
17	After 604,000 ounces of gold delivered, purchase price is 50% of the spot price of gold. As the mill throughput for 30 consecutive days commensurate with annual capacity of 58 million tonnes per annum was not reached by January 1, 2019, Franco-Nevada will receive a 5% annual rate of return until such mill throughput was achieved, through a reduction of the applicable fixed gold price of $100 per ounce or a delivery of additional ounces for no consideration.
18	After 9,618,000 ounces of silver delivered, purchase price is 50% of the spot price of silver.
19	Gold deliveries are fixed at 15,000 ounces per annum from March 31, 2016 until February 28, 2021 (exclusive of an aggregate 5,625 gold ounces, or 703 gold ounces per quarter, to be delivered as a result of the exercise by the operator of its option to increase the upfront deposit). Thereafter, percentage is 4.875%.
20	Purchase price is 20% of the average gold price at the time of delivery.
21	Based on amended agreement with effective date of September 1, 2020, gold deliveries are fixed at 783.33 ounces per month until 105,750 ounces of gold is delivered.
22	Purchase price is 20% of prevailing market price at the time of delivery.
23	Agreement is capped at 312,500 ounces of gold.
24	The Company is committed to purchase 50% of the precious metals contained in ore from the properties. Payment is based on gold equivalent ounces. For McCreedy West, the fixed price per gold equivalent ounce was increased to $800 per ounce (with no annual inflationary adjustment), effective July 1, 2018 until December 31, 2021.

Acquisition of Royalty Rights with Continental Resources, Inc.

As described in the Corporate Developments section above, the Company has a strategic relationship with a subsidiary of Continental to jointly acquire royalty rights in the SCOOP and STACK plays of Oklahoma. As at September 30, 2020, Franco-Nevada has remaining commitments of up to $124.5 million to be funded in future periods. In the first half of the year, Franco-Nevada and Continental collectively agreed to reduce their capital funding commitments to the Royalty Acquisition Venture for 2020 to approximately total $30 million - $40 million, with $19.3 million expensed in YTD/2020.

2020 Third Quarter Management’s Discussion and Analysis	24

Contingencies

Canada Revenue Agency Audit

The CRA is conducting an audit of Franco-Nevada’s 2012-2016 taxation years.

a)	Canadian Domestic Tax Matters (2014-2015):

In October 2019, certain wholly-owned Canadian subsidiaries of the Company received Notices of Reassessment for the 2014 and 2015 taxation years (the “Domestic Reassessments”) in which the CRA is seeking to increase income by adjusting the timing of the deduction of the upfront payments which were made in connection with precious metal stream agreements. The CRA’s position is that the upfront payment should be deducted for income tax purposes in a similar manner to how such upfront payment is expensed for financial statement purposes. Consequently, the CRA’s position results in a slower deduction of the upfront payment and an acceleration of the payment of Canadian taxes. This results in the Company being subject to an incremental payment of Federal and provincial income taxes for these years of $1.0 million (C$1.4 million) plus interest and applicable penalties (after applying available non-capital losses and other deductions). The Company has filed formal Notices of Objection with the CRA against the Domestic Reassessments.

If the CRA were to audit and reassess the particular Canadian subsidiaries of the Company for taxation years 2016 through 2019 on the same basis, the Company estimates that it would be subject to an incremental payment of Canadian tax for these years of approximately $23.5 million (C$31.4 million) plus interest and applicable penalties (after applying available non-capital losses and other deductions).

b)	Mexico (2013-2015):

In December 2018, the Company received a Notice of Reassessment from the CRA for the 2013 taxation year (the “2013 Reassessment”) in relation to its Mexican subsidiary. The reassessment was made on the basis of the transfer pricing provisions in the Income Tax Act (Canada) (the “Act”) and asserts that a majority of the income earned by the Mexican subsidiary should have been included in the income of the Company and subject to tax in Canada. The 2013 Reassessment results in additional Federal and provincial income taxes of $8.1 million (C$10.8 million) plus interest and applicable penalties but before any relief under the Canada-Mexico tax treaty.

In December 2019, the Company received Notices of Reassessment for the 2014 and 2015 taxation years (the “2014 and 2015 Reassessments”) on the same basis as the 2013 Reassessment, resulting in additional Federal and provincial income taxes of $10.5 million (C$14.1 million) plus interest and applicable penalties but before any relief under the Canada-Mexico tax treaty. The Company has filed formal Notices of Objection with the CRA against the 2013 Reassessment and the 2014 and 2015 Reassessments and has posted security in the form of a standby letter of credit for 50% of the reassessed amounts of tax, interest and penalties, as referenced in Note 9(a). Further, the Company has commenced an appeal in the Tax Court of Canada with respect to the 2013 Reassessment and the 2014 and 2015 Reassessments.

For taxation years 2013 through 2015, the Company’s Mexican subsidiary paid a total of $30.3 million (419.4 million Pesos) in cash taxes, at a 30% tax rate, to the Mexican tax authorities on income earned in Mexico. If required, the Company intends to seek relief from double taxation under the Canada-Mexico tax treaty.

If the CRA were to audit and reassess the Company for taxation years 2016 through 2019 on the same basis, the Company estimates that it would be subject to additional Canadian tax for these years of approximately $3.5 million (C$4.6 million) plus interest and applicable penalties but before any relief under the Canada-Mexico tax treaty. During the years 2016 through 2019, the Company’s Mexican subsidiary paid $3.8 million (71.0 million Pesos) in cash taxes, at a 30% tax rate, to the Mexican tax authorities on income earned in Mexico.

c)	Barbados (2014-2015):

The 2014 and 2015 Reassessments also reassess the Company in relation to its Barbadian subsidiary. The reassessments were made on the basis of the transfer pricing provisions in the Act and assert that a majority of the income relating to certain precious metal streams earned by the Barbadian subsidiary should have been included in the income of the Company and subject to tax in Canada, resulting in additional Federal and provincial income taxes of $4.9 million (C$6.5 million) plus interest and applicable penalties. The Company has filed formal Notices of Objection with the CRA against the 2014 and 2015 Reassessments and has posted security in the form of a standby letter of credit for 50% of the reassessed amounts of tax, interest and penalties, as referenced in Note 9(a). Further, the Company has commenced an appeal in the Tax Court of Canada with respect to the 2014 and 2015 Reassessments.

If the CRA were to audit and reassess the Company for taxation years 2016 through 2019 on the same basis, the Company estimates that it would be subject to additional Canadian tax for these years of approximately $78.0 million (C$104.0 million), plus interest and applicable penalties.

d)	Barbados (2012-2013):

In August 2020, the Company received Notices of Reassessment for the 2012 and 2013 taxation years (the “FAPI Reassessments”, and collectively with the Domestic Reassessments, the 2013 Reassessment and the 2014 and 2015 Reassessments, the “Reassessments”) in relation to its Barbadian subsidiary. The reassessments assert that a majority of the income relating to precious metal streams earned by the Barbadian subsidiary, in those years, should have been included in the income of its Canadian parent company and subject to tax in Canada as Foreign Accrual Property Income (“FAPI”). The CRA has noted that its position may not extend beyond the 2013 taxation year. The FAPI Reassessments result in additional

2020 Third Quarter Management’s Discussion and Analysis	25

Federal and provincial income taxes of $5.7 million (C$7.7 million) plus interest and applicable penalties. The Company intends to file Notices of Objection against the FAPI Reassessments.

Subsequent to the third quarter of 2020, the CRA expanded its audit to include the 2016 taxation year. The Company has not received any proposal or notices of reassessment for the 2016 taxation year in connection with this audit.

Management believes that the Company and its subsidiaries have filed their tax returns and paid all applicable taxes in compliance with Canadian and applicable foreign tax laws and, as a result, no amounts have been recorded in the financial statements of the Company for the Reassessments, or for any potential tax liability that may arise in respect of these matters. The Company does not believe that the Reassessments are supported by Canadian tax law and jurisprudence and intends to vigorously defend its tax filing positions.

The CRA audit is ongoing and there can be no assurance that the CRA will not further challenge the manner in which the Company or any of its subsidiaries has filed its income tax returns and reported its income. In the event that the CRA successfully challenges the manner in which the Company or a subsidiary has filed its tax returns and reported its income, this could potentially result in additional income taxes, penalties and interest, which could have a material adverse effect on the Company.

Critical Accounting Estimates

The preparation of consolidated financial statements in accordance with IFRS requires the Company to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience. However, actual outcomes may differ from the amounts included in the consolidated financial statements.

The areas of judgment and estimation are consistent with those reported in the annual consolidated financial statements for the year ended December 31, 2019 and include measurement uncertainty in assessments of impairment of royalty, stream and working interests which are impacted by the following developments during 2020:

a)	Impact of the COVID-19 Pandemic

The COVID-19 (coronavirus) global health pandemic is significantly impacting the global economy and commodity and financial markets. The full extent and impact of the COVID-19 pandemic is unknown and to date has included extreme volatility in financial markets, a slowdown in economic activity, extreme volatility in commodity prices (including gold, silver, palladium and oil and gas) and has raised the prospect of an extended global recession. As well, as efforts are undertaken to slow the spread of the COVID-19 pandemic, the operation and development of mining projects have been impacted. During early 2020, a number of mining projects, including certain of those in respect of which Franco-Nevada has assets, were suspended globally for precautionary purposes or as governments have declared a state of emergency, but many operations have restarted since then. If the operation or development of one or more of the properties in which Franco-Nevada holds a royalty, stream or other interest and from which it receives or expects to receive significant revenue becomes or remains suspended for an extended period of time, it may have a material adverse impact on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada’s securities. The broader impact of the COVID-19 pandemic on investors, businesses, the global economy or financial and commodity markets may also have a material adverse impact on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada’s securities.

b)Impact of Recent Global and Market Developments on Oil and Gas Prices

In addition, a number of geopolitical and market factors impacting global energy markets (including those related to the COVID-19 pandemic) have contributed to extreme volatility and a significant decrease in the price of oil and gas (WTI, WCS and NYMEX). Excess supply relative to current demand and a lack of available storage have also created significant downward pressure on global energy markets, with oil prices and futures contracts reaching historic lows. Prices have since partially rebounded. If these conditions continue for a prolonged period, the oil and gas operations in which Franco-Nevada holds oil and gas royalties and working interests are expected to be materially adversely affected, including potentially requiring temporary or permanent suspension or reductions in production. The lower oil and gas prices (WTI, WCS and NYMEX) may adversely impact potential future development as well as operators’ cashflow, ability to access additional capital and financial condition. The continuation of low oil and gas prices (WTI, WCS and NYMEX) for a prolonged period may have a material adverse impact on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada’s securities.

As a result of reduced production and capital spend by the operators of the Company’s Energy assets due to lower market expectations for oil and gas prices, the Company recorded impairments of $271.7 million at March 31, 2020 related to its interests in the SCOOP/STACK and Weyburn, as detailed in the “Impairment Charges” section of this MD&A.

There is heightened potential for further impairments or reversal of these and possibly other impairments over the remainder of 2020. In the current environment, assumptions about future commodity prices, interest rates and levels of supply and demand of commodities are subject to greater variability than normal, which could significantly affect the valuation of the Company’s financial and non-financial assets.

2020 Third Quarter Management’s Discussion and Analysis	26

New and Amended Standards Adopted by the Company

The following standard was effective and implemented for the annual period as of January 1, 2020.

Amendments to IFRS 3 Business Combinations

In October 2018, the IASB issued amendments to the definition of a business in IFRS 3 Business Combinations (“IFRS 3”). The amendments are intended to assist entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendments clarify the minimum requirements for a business, remove the assessment of whether market participants are capable of replacing any missing elements, add guidance to help entities assess whether an acquired process is substantive, narrow the definitions of a business and of outputs, and introduce an optional fair value concentration test. While it is generally expected that the application of the amendments will result in more acquisitions being accounted for as asset acquisitions, the Company will evaluate the impact of the amendments based on the nature and terms of acquisitions the Company may complete in future.

Outstanding Share Data

Franco-Nevada is authorized to issue an unlimited number of common and preferred shares. A detailed description of the rights, privileges, restrictions and conditions attached to each class of authorized shares is included in our most recent Annual Information Form, a copy of which can be found on SEDAR at www.sedar.com and in our Form 40-F, a copy of which can be found on EDGAR at www.sec.gov.

As of November 4, 2020, the number of common shares outstanding or issuable pursuant to other outstanding securities is as follows:

Common Shares	Number
Outstanding	190,831,736
Issuable upon exercise of Franco-Nevada options(1)	687,446
Issuable upon vesting of Franco-Nevada RSUs	107,971
Diluted common shares	191,627,153
1	There were 687,446 stock options under our share compensation plan outstanding to directors, officers, employees and others with exercise prices ranging from C$33.12 to C$129.32 per share.

Franco-Nevada has not issued any preferred shares.

Internal Control Over Financial Reporting and Disclosure Controls and Procedures

Our President & Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining Franco-Nevada’s internal control over financial reporting and other financial disclosure and our disclosure controls and procedures.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Franco-Nevada’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Franco-Nevada; (ii) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of Franco-Nevada are being made only in accordance with authorizations of management and directors of Franco-Nevada; and (iii) are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Franco-Nevada’s assets that could have a material effect on Franco-Nevada’s financial statements. Internal control over other financial disclosure is a process designed to ensure that other financial information included in this MD&A, fairly represents in all material respects the financial condition, results of operations and cash flows of Franco-Nevada for the periods presented in this MD&A.

Franco-Nevada’s disclosure controls and procedures are designed to provide reasonable assurance that material information relating to Franco-Nevada, including its consolidated subsidiaries, is made known to management by others within those entities, particularly during the period in which this report is prepared and that information required to be disclosed by Franco-Nevada in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Due to its inherent limitations, internal control over financial reporting and other financial disclosure may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.

For the three and nine months ended September 30, 2020, there has been no change in Franco-Nevada’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Franco-Nevada’s internal control over financial reporting.

2020 Third Quarter Management’s Discussion and Analysis	27

Non-IFRS Financial Measures

Cash Costs attributable to GEOs sold and Cash Costs per GEO

Cash Costs attributable to GEOs sold and Cash Costs per GEO sold are non-IFRS financial measures. Cash Costs are calculated by starting with total costs of sales and removing depletion and depreciation, and costs not attributable to GEOs sold such as our Energy operating costs. Cash Costs per GEO sold are calculated by dividing Cash Costs by the number of GEOs sold in the period, excluding prepaid GEOs.

Management uses Cash Costs and Cash Costs per GEO sold to evaluate the Company’s ability to generate positive cash flow from its mining royalty, stream and working interests. Management and certain investors also use this information to evaluate the Company’s performance relative to peers in the mining industry who present this measure on a similar basis. Cash Costs and Cash Costs per GEO are only intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. They do not have any standardized meaning under IFRS, and may not be comparable to similar measures presented by other issuers.

Reconciliation of Cash Costs and Cash Costs per GEO sold:

	For the three months ended		For the nine months ended
	September 30,		September 30,
(expressed in millions, except per GEO amounts)	2020	2019	2020	2019
Total costs of sales	$97.3	$109.4	$285.6	$289.0
Depletion and depreciation	(56.8)	(70.7)	(173.5)	(190.5)
Energy operating costs	(1.4)	(1.9)	(4.5)	(5.1)
Cash Costs attributable to GEOs sold	$39.1	$36.8	$107.6	$93.4
GEOs	134,817	133,219	374,088	363,042
Cash Costs per GEO sold	$290	$276	$288	$257

Adjusted EBITDA and Adjusted EBITDA per share

Adjusted EBITDA and Adjusted EBITDA per share are non-IFRS financial measures, which exclude the following from net income and earnings per share (“EPS”):

●	Income tax expense/recovery;
●	Finance expenses;
●	Finance income;
●	Depletion and depreciation;
●	Non-cash costs of sales;
●	Impairment charges related to royalty, stream and working interests;
●	Impairment of investments;
●	Gains/losses on sale of royalty, stream and working interests;
●	Gains/losses on investments;
●	Foreign exchange gains/losses and other income/expenses; and
●	Unusual non-recurring items.

Management uses Adjusted EBITDA and Adjusted EBITDA per share to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS such as Net Income and EPS, our investors and analysts use Adjusted EBITDA and Adjusted EBITDA per share to evaluate the results of the underlying business of the Company, particularly since the excluded items are typically not included in our guidance, with the exception of depletion and depreciation expense. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted EBITDA and Adjusted EBITDA per share are useful measures of the Company’s performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. Adjusted EBITDA and Adjusted EBITDA per share are only intended to provide additional information to investors and analysts, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. They do not have any standardized meaning under IFRS, and may not be comparable to similar measures presented by other issuers.

2020 Third Quarter Management’s Discussion and Analysis	28

Reconciliation of Net Income to Adjusted EBITDA:

	For the three months ended		For the nine months ended
	September 30,		September 30,
(expressed in millions, except per share amounts)	2020	2019	2020	2019
Net Income	$153.9	$101.6	$149.5	$230.8
Income tax expense (recovery)	25.2	17.9	(8.2)	44.6
Finance expenses	0.8	3.5	2.7	8.5
Finance income	(1.1)	(0.8)	(3.0)	(2.7)
Depletion and depreciation	56.8	70.7	173.5	190.5
Impairment of royalty, stream and working interests	—	—	271.7	—
Foreign exchange (gains)/losses and other (income)/expenses	(0.5)	—	(0.3)	—
Adjusted EBITDA	$235.1	$192.9	$585.9	$471.7
Basic weighted average shares outstanding	190.3	187.7	189.9	187.3

Basic earnings per share	$0.81	$0.54	$0.79	$1.23
Income tax expense (recovery)	0.13	0.10	(0.04)	0.24
Finance expenses	—	0.01	0.02	0.04
Finance income	(0.01)	—	(0.02)	(0.01)
Depletion and depreciation	0.30	0.38	0.91	1.02
Impairment of royalty, stream and working interests	—	—	1.43	—
Adjusted EBITDA per share	$1.23	$1.03	$3.09	$2.52

Margin

Margin is a non-IFRS financial measure which is defined by the Company as Adjusted EBITDA divided by revenue. The Company uses Margin in its annual incentive compensation process to evaluate management’s performance in increasing revenue and containing costs. Margin is intended to provide additional information, does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for a measure of performance in accordance with IFRS.

Reconciliation of Net Income to Margin:

	For the three months ended		For the nine months ended
	September 30,		September 30,
(expressed in millions, except Margin)	2020	2019	2020	2019
Net Income	$153.9	$101.6	$149.5	$230.8
Income tax expense (recovery)	25.2	17.9	(8.2)	44.6
Finance expenses	0.8	3.5	2.7	8.5
Finance income	(1.1)	(0.8)	(3.0)	(2.7)
Depletion and depreciation	56.8	70.7	173.5	190.5
Impairment of royalty, stream and working interests	—	—	271.7	—
Foreign exchange (gains)/losses and other (income)/expenses	(0.5)	—	(0.3)	—
Adjusted EBITDA	$235.1	$192.9	$585.9	$471.7
Revenue	279.8	235.7	715.7	586.0
Margin	84.0%	81.8%	81.9%	80.5%

Adjusted Net Income and Adjusted Net Income per share

Adjusted Net Income and Adjusted Net Income per share are non-IFRS financial measures, which exclude the following from net income and EPS:

●	Foreign exchange gains/losses and other income/expenses;
●	Impairment charges related to royalty, stream and working interests;
●	Impairment of investments;
●	Gains/losses on sale of royalty, stream and working interests;
●	Gains/losses on investments;
●	Unusual non-recurring items; and
●	Impact of income taxes on these items.

Management uses Adjusted Net Income and Adjusted Net Income per share to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS such as Net Income and EPS, our investors and analysts use Adjusted Net Income and Adjusted Net Income per share to evaluate the results of the underlying business of the Company, particularly since the excluded items are typically not included in our guidance. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted Net Income and Adjusted Net Income per share are useful measures of the Company’s performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. Adjusted

2020 Third Quarter Management’s Discussion and Analysis	29

Net Income and Adjusted Net Income per share are intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. They do not have any standardized meaning under IFRS, and may not be comparable to similar measures presented by other issuers.

Reconciliation of Net Income to Adjusted Net Income:

	For the three months ended		For the nine months ended
	September 30,		September 30,
(expressed in millions, except per share amounts)	2020	2019	2020	2019
Net Income	$153.9	$101.6	$149.5	$230.8
Impairment of royalty, stream and working interests	—	—	271.7	—
Foreign exchange (gains)/losses and other (income)/expenses	(0.5)	—	(0.3)	—
Tax effect of adjustments	(1.1)	—	(67.6)	—
Adjusted Net Income	$152.3	$101.6	$353.3	$230.8
Basic weighted average shares outstanding	190.3	187.7	189.9	187.3

Basic earnings per share	$0.81	$0.54	$0.79	$1.23
Impairment of royalty, stream and working interests	—	—	1.43	—
Foreign exchange (gains)/losses and other (income)/expenses	—	—	—	—
Tax effect of adjustments	(0.01)	—	(0.36)	—
Adjusted Net Income per share	$0.80	$0.54	$1.86	$1.23

2020 Third Quarter Management’s Discussion and Analysis	30

Cautionary Statement on Forward-Looking Information

This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, carrying value of assets, future dividends and requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities, audits being conducted by the CRA, the expected exposure for current and future assessments and available remedies, the remedies relating to and consequences of the ruling of the Supreme Court of Panama in relation to the Cobre Panama project, the aggregate value of Common Shares which may be issued pursuant to the ATM Program, and the Company’s expected use of the net proceeds of the ATM Program, if any. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such reserves and resources and GEOs will be realized. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statement, including, without limitation: the price at which Common Shares are sold in the ATM Program and the aggregate net proceeds received by the Company as a result of the ATM Program; fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and Energy); fluctuations in the value of the Canadian and Australian dollar, Mexican Peso and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Company is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; access to sufficient pipeline capacity; actual mineral content may differ from the reserves and resources contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; the impact of the COVID-19 (coronavirus) pandemic; and the integration of acquired assets. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; the expected application of tax laws and regulations by taxation authorities; the expected assessment and outcome of any audit by any taxation authority; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. In addition, there can be no assurance as to the outcome of the ongoing audit by the CRA or the Company’s exposure as a result thereof. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to risks, uncertainties and assumptions, please refer to Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date of this MD&A only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

2020 Third Quarter Management’s Discussion and Analysis	31

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